
07004566

SEC ... ISSION
Washington, D.C. 20549


SEC MAIL
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SECTION

AB 3/16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAIRD, PATRICK & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Harborside Plaza 10
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Glynn (201) 680-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, John J. Glynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baird, Patrick & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS



Signature

Treasurer

Title

JIGNASA PATEL
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES SEPTEMBER 13, 2011



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Baird, Patrick & Co., Inc.

Financial Report

December 31, 2006

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Baird, Patrick & Co., Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baird, Patrick & Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

An audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
February 19, 2007

Baird, Patrick & Co., Inc.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 103,530
Deposit with clearing broker	160,075
Receivable from broker-dealers and clearing organizations	99,302
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $21,666	367,210
Recoverable income taxes	10,464
Other assets	3,860
	$ 744,441

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 16,130
Deferred rent credits	189,830
	205,960
Stockholders' Equity:	
Preferred stock ($1 par value, 18,030 shares authorized, no shares issued or outstanding)	-
Common stock ($1 par value, 200,000 shares authorized, 51,471 shares issued)	51,471
Additional paid-in capital	200,000
Retained earnings	1,168,260
Less: Treasury stock, 15,250 shares, at cost	(881,250)
	538,481
	$ 744,441

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Operations
Year Ended December 31, 2006

Revenues:	
Commissions	$ 611,675
Principal transactions	232,147
Interest and dividends	66,291
Other	56,067
	966,180
Expenses:	
Employee compensation and benefits	595,304
Floor brokerage, exchange, and clearance fees	127,134
Communications and data processing	111,746
Interest	11,198
Occupancy	310,115
Other expenses	127,499
	1,282,996
(Loss) before provision for income taxes	(316,816)
Provision for local income taxes	1,700
Net (loss)	$ (318,516)

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2006	$ 51,471	$ -	$ 1,486,776	$ (881,250)	$ 656,997
Stockholders' capital contributions	-	200,000	-	-	200,000
Net (loss)	-	-	(318,516)	-	(318,516)
Balance, December 31, 2006	**$ 51,471**	**$ 200,000**	**$ 1,168,260**	**$ (881,250)**	**$ 538,481**

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Cash Flows
Year Ended December 31, 2006

Cash Flows From Operating Activities:	
Net (loss)	$ (318,516)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Depreciation & amortization	32,199
Deferred rent credit	11,688
Changes in assets and liabilities:	
(Increase) decrease in:	
Securities owned, net	889,076
Net receivable from/payable to brokers-dealers and clearing organizations	(535,724)
Other assets	15,523
Increase (decrease) in:	
Accounts payable and other liabilities	(53,982)
Income taxes payable	(10,525)
Net cash provided by operating activities	29,739
Cash Flows (Used In) Investing Activities:	
Capital expenditures	(388,877)
Landlord contribution to leasehold improvements	178,142
Deposit with clearing broker	3,422
Net cash (used in) investing activities	(207,313)
Net Cash Provided By Financing Activities:	
Stockholder capital contributions	200,000
Increase in cash	22,426
Cash:	
Beginning	81,104
End	$ 103,530
Supplemental Disclosures of Cash Flows Information:	
Cash paid for:	
Interest	$ 11,198
Income taxes	$ 11,810

See Notes to Financial Statements.

Note 1. Organization

Baird, Patrick & Co., Inc. (the Company) was incorporated in the State of Delaware in December 1973. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company's principal office is located in Jersey City, New Jersey.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Security and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition: Security transactions and related income and expenses are recorded on a trade date basis.

Furniture, Equipment and Leasehold Improvements: Furniture office equipment and leasehold improvements are stated at cost. Depreciation is computed by the straight-line and accelerated methods over the following estimated useful lives:

	Years
Furniture and office equipment	5-7
Leasehold improvements	11.4 years

Leasehold improvements are depreciated over the shorter of the term of the lease or their estimated useful lives.

Deferred Rent Credits: Landlord contributions of $178,142 toward the renovations of the Company's new office space are being amortized over the term of the lease. Additionally, rent expense is recorded on a straight-line basis over the lease term. Deferred rent credits included in the accompanying balance sheet result from rent reductions provided for at the inception of the lease and the unamortized amount of the landlord's contribution.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Note 3. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customer's securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $150,000 as a deposit in an account with the agent.

Note 4. Income Taxes

The Company has federal net operating loss carry forwards of approximately $3,070,000 which expire in the years 2024 through 2026. A full valuation allowance has been recorded against the related deferred tax asset of approximately $1,043,000 at December 31, 2006, as realization of this asset is uncertain.

Note 5. Commitments and Contingencies

Leases: The Company is obligated under the terms of an operating lease for its current office space through September 2017.

Minimum rental commitments under non-cancellable operating leases as of December 31, 2006 are as follows:

2007	$ 94,300
2008	94,300
2009	94,300
2010	95,243
2011	105,616
Thereafter	678,960
	$ 1,162,719

The lease also contains provisions for escalation charges based upon certain cost increases incurred by the lessor. Rent expense for 2006 was approximately $258,500.

Rent expense is recorded on a straight-line basis over the lease term. Additionally, the Company's landlord contributed $178,142 toward the renovations of the Company's new office space. The contribution has been recorded as a deferred rent credit and is being amortized over the term of the lease.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its minimum capital requirement pursuant to the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of its aggregate indebtedness, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of approximately $306,000, which was $206,000 in excess of its required net capital.

Note 7. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Baird, Patrick & Co., Inc.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of Net Capital

Total Stockholders' Equity per Statement of Financial Condition	$ 538,481
Deductions:	
Non-allowable Assets:	
Furniture, equipment and leasehold improvements, less landlord reimbursement of $154,736 for leasehold improvements included in deferred rent credit, net of current portion	212,474
Recoverable income taxes	10,464
Other assets	3,860
	226,798
Net Capital Before Haircuts on Securities Positions	311,683
Haircuts on Securities Positions:	
Other Securities	(5,404)
Net capital	$ 306,279

Computation of Basic Net Capital Requirement

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 16,130
Deferred rent credits, net of amount offsetting non-allowable assets	35,094
	$ 51,224
Minimum Net Capital Required at 6 2/3% of Aggregate Indebtedness	$ 3,415
Minimum Dollar Net Capital Requirement of Reporting Broker	$ 100,000
Net Capital Requirement (Greater of Above)	$ 100,000
Excess Net Capital ($306,279 - $100,000)	$ 206,279
Net Capital in Excess of the Greater of 120% of The Minimum Net Capital Requirement or 10% of Aggregate Indebtedness ($306,279 - $120,000)	$ 186,279

Baird, Patrick & Co., Inc.

Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

At December 31, 2006 there were the following differences between the Net Capital as reported by the Company in Part IIA of its unaudited Form X-17A-5, Financial and Operational Combined Uniform Single (FOCUS) report and the Net Capital presented in the Supplemental Schedule:

Net Capital as reported in Company's Part IIA FOCUS Report	$ 321,884
Increase in deferred rent credits	(15,605)
Net Capital per Supplemental Schedule	$ 306,279

Baird, Patrick & Co., Inc.

Schedule of Computation Of Reserve Requirements
Under Rule 15c3-3

December 31, 2006

The Company is exempt from SEC Rule 15c3-3 since it clears all customer transactions through another broker-dealer, Pershing, LLC., on a fully disclosed basis.

Baird, Patrick & Co., Inc.

Information Relating To The Possession Or Control Requirements Under Rule 15c3-3

December 31, 2006

The Company is exempt from SEC Rule 15c3-3 since it clears all customer transactions through another broker-dealer, Pershing, LLC, on a fully disclosed basis.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report
On Internal Control

To the Management
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements of Baird, Patrick & Co., Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 19, 2007

END